Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 13, 2019, with respect to the consolidated balance sheets of Antero Midstream Corporation (formerly Antero Midstream GP LP) as of December 31, 2017 and 2018, and the related consolidated statements of operations and comprehensive income, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

/s/ KPMG LLP

Denver, Colorado
March 12, 2019